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                                                     SUBJECT COMPANY: HPSC, INC.
                                         FILING PERSON: GENERAL ELECTRIC COMPANY
                                                  COMMISSION FILE NO. 333-110824


[GE HEALTHCARE FINANCIAL SERVICES LOGO]

For more information, contact:
Deia Lofendo
GE Healthcare Financial Services
312/441-6169 or DEIA.LOFENDO@GE.COM

FOR IMMEDIATE RELEASE:


      GE HEALTHCARE FINANCIAL SERVICES COMPLETES ACQUISITION OF HPSC, INC.
           AGREEMENT STRENGTHENS MEDICAL AND DENTAL PRACTICE OFFERINGS

CHICAGO AND BOSTON (January 12, 2004) - GE Healthcare Financial Services announced today that it has completed the acquisition of HPSC, Inc., a premier provider of financing to medical and dental practices. The acquisition marks a strategic move for GE Healthcare Financial Services to expand its service offerings to physician and dental practices, and will provide HPSC customers with greater reach and a continued commitment to superior customer service.

"GE and HPSC will offer an exciting combination of market knowledge and financial solutions to the healthcare industry," said Rick Wolfert, President and CEO of GE Healthcare Financial Services. "HPSC's best-in-class franchise and relationships with nearly 75,000 medical and dental professionals as well as 2,300 suppliers, will add a new, high-growth platform to our business and reaffirm our commitment to customer service and satisfaction."

He continued, "Our combined organization will introduce a broad mix of financial solutions to physician and dental practices, including: equipment financing, practice acquisition financing, real estate financing, patient financing programs, professional liability insurance, employee benefit programs and more. We're confident that both HPSC and GE customers will benefit from this strategic move."

HPSC was founded in 1975 and has more than $1 billion of capital committed to the healthcare industry. The company was recently named one of the fastest growing publicly-traded businesses in Massachusetts, ranking 50th on the BOSTON GLOBE'S Globe 100. HPSC and is headquartered in Boston, Mass., with approximately 130 employees in 22 offices across 13 states.

"We are proud to join GE Healthcare Financial Services, a recognized leader in healthcare finance," said John Everets, chairman of HPSC. "This agreement is a perfect compliment to our business and will greatly benefit our customers and employees by offering an expanded array of products and financial solutions, as well as GE's management practices, leadership tools and quality expertise."

The acquisition resulted in each share of HPSC common stock being converted into
0.464 shares of GE common stock (corrected from the anticipated ratio of .461 as announced on January 9 due to a change in calculation methodology), plus cash for any fractional shares.

ABOUT GE HEALTHCARE FINANCIAL SERVICES
GE Healthcare Financial Services, a unit of GE Commercial Finance, is a provider of capital, financial solutions, and related services for the global healthcare market. With over $13 billion of capital committed to the healthcare industry, GE Healthcare Financial Services offers a full range of capabilities from equipment financing and real estate financing to working capital lending,


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vendor programs, and practice acquisition financing. With its knowledge of all aspects of healthcare from hospitals and long-term care facilities to physicians' practices and life sciences, GE Healthcare Financial Services works with customers to create tailored financial solutions that help them improve their productivity and profitability. For more information, visit GE Healthcare Financial Services' Web site at WWW.GEHEALTHCARE.COM.

GE Commercial Finance, with approximately $200 billion in assets, offers businesses of all sizes an array of financial services and products. Based in Stamford, Conn., it is a part of GE, a diversified services, technology and manufacturing company with operations worldwide.


THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE ACQUISITION TO DIFFER MATERIALLY FROM GE AND HPSC'S EXPECTATIONS: THE ABILITY TO TIMELY AND FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; COMPETITION; CHANGES IN ECONOMIC CONDITIONS, AND CHANGES IN LEGISLATION OR REGULATORY REQUIREMENTS. NEITHER GE NOR HPSC ASSUMES ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF.

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